[Letterhead of Sutherland Asbill & Brennan LLP]

August 24, 2012

VIA EDGAR

Christian T. Sandoe, Esq.
James E. O'Connor, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Main Street Capital Corporation
  Registration Statement on Form N-2 filed August 24, 2012

Greetings,

        On behalf of Main Street Capital Corporation (the "Company"), we hereby respectfully request that the staff of the Securities and Exchange Commission (the "Commission") afford the Company's shelf registration statement on Form N-2, filed with the Commission on August 24, 2012 (the "Shelf Registration Statement"), selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

        The disclosure contained in the Shelf Registration Statement contains no material changes from the disclosure included in the Company's shelf registration statement on Form N-2, initially filed with the Commission on April 2, 2012 and declared effective, as amended, on May 25, 2012 (the "Prior Registration Statement"), except for the inclusion of (i) interim financial statements and related financial data for the quarter ended June 30, 2012, and (ii) preferred stock, subscription rights, debt securities, units and warrants representing rights to purchase shares of common stock, preferred stock, or debt securities, which the Company may offer from time to time, and the terms and manner of such proposed offerings. The Prior Registration Statement was subjected to a legal and accounting review by the Commission.

* * * * *

Christian T. Sandoe, Esq.
James E. O'Connor, Esq.
August 24, 2012

        If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176, or the undersigned at (202) 383-0805.

Sincerely,
/s/ Harry S. Pangas
Harry S. Pangas
cc:	Jason B. Beauvais Steven B. Boehm Bradford J. Sayler